  Exhibit 99.1

Silver Elephant: 37 Triunfo Samples Assayed Up to 8.3 g/t AuEq,
1,000 Meter Drilling Commences Today

Vancouver, British Columbia, August 19, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that it has received its first chip sampling results on its recently acquired polymetallic (gold, silver, zinc & lead) El Triunfo Project in Bolivia.

A total of 103 chip samples were collected from outcrops at surface and from underground adits and tunnels accessing the main east-west mineralized trend. The width of the samples varies from 1.0 to 5.3m, exhibiting an average width of 2.5m.

These results confirm that the El Triunfo project exhibits near-surface Au-Ag-Pb-Zn mineralization where gold and silver account for a majority of the value.

Sampling was conducted on two priority areas, known as Block A and Block B. These 2 contiguous blocks, located at the western portion of the property, span a total strike length of 750m at various widths from 20 to 100 m. Artisanal mining has been developed along predominantly east-west mineralized trends in the area (please refer to Company’s news release dated July 13th, 2020).

The sampling returned significant results from both Blocks. Table 1 shows the assay results, equal to and over 1.0 g/t Au Equivalent which represent over 36% of the samples (37 / 103).

ID	BLOCK	SAMP_TYPE	WIDTH (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au Equiv (g/t)	Ag Equiv (g/t)
46506	A	chip channel	3.90	2.22	113.00	3.46	0.12	8.30	813.94
46505	A	chip channel	2.00	3.70	29.30	1.34	0.06	8.22	805.86
46504	A	chip channel	2.10	0.89	68.70	2.52	1.82	5.58	547.21
46503	A	chip channel	2.20	1.27	64.00	1.93	0.13	4.74	465.03
46502	A	chip channel	3.80	0.62	55.20	2.34	1.08	4.23	414.86
46501	A	chip channel	2.30	0.21	75.10	2.61	1.29	4.14	406.07
46299	A	chip channel	2.80	1.86	24.60	0.00	0.02	3.93	385.39
46298	A	chip channel	2.30	0.59	35.40	1.42	1.76	3.73	365.50
46297	A	chip channel	2.00	1.56	39.50	0.00	0.01	3.65	357.77
46296	A	chip channel	2.40	0.69	95.80	0.00	0.01	3.10	303.82
46295	A	chip channel	2.10	1.55	5.50	0.00	0.00	2.98	292.64
46294	A	chip channel	3.00	0.19	45.70	2.88	0.14	2.94	288.56
46293	A	chip channel	1.30	1.29	15.10	0.34	0.03	2.89	283.91
46292	A	chip channel	2.60	0.70	75.40	0.00	0.04	2.75	269.70
46291	A	chip channel	2.00	0.29	42.00	1.88	0.45	2.70	264.59
46290	A	chip channel	2.00	0.33	46.60	1.76	0.10	2.56	250.73
46289	A	chip channel	1.00	0.82	30.80	0.54	0.02	2.42	237.84
46288	A	chip channel	1.70	0.04	20.00	0.53	2.23	2.22	217.89
46287	A	chip channel	1.00	0.70	30.00	0.35	0.11	2.14	209.93
46286	A	chip channel	3.40	1.00	14.20	0.00	0.00	2.13	208.64
46285	A	chip channel	3.00	1.08	5.40	0.00	0.00	2.11	206.82
46284	A	chip channel	2.00	0.43	25.20	1.02	0.37	2.10	205.63
46283	A	chip channel	2.20	0.92	5.90	0.00	0.00	1.82	178.46
46282	A	chip channel	1.30	0.94	1.90	0.00	0.00	1.78	174.77
46281	A	chip channel	1.50	0.49	42.10	0.00	0.01	1.71	167.73
46279	A	chip channel	2.40	0.76	13.70	0.00	0.00	1.67	164.16
46278	B	chip channel	2.00	0.33	17.00	0.59	0.41	1.54	151.10
46277	B	chip channel	2.10	0.55	26.40	0.00	0.00	1.52	149.28
46276	B	chip channel	2.00	0.29	15.50	0.54	0.23	1.29	126.13
46275	B	chip channel	2.00	0.47	6.20	0.25	0.23	1.28	125.73
46274	B	chip channel	4.00	0.63	1.50	0.00	0.00	1.20	117.52
46273	B	chip channel	2.30	0.59	3.70	0.00	0.00	1.17	114.48
46272	B	chip channel	2.90	0.55	4.10	0.00	0.01	1.11	108.53
46271	B	chip channel	2.00	0.23	10.70	0.30	0.36	1.04	101.91
46270	B	chip channel	2.40	0.43	9.00	0.02	0.02	0.99	96.87
46269	B	chip channel	2.50	0.05	22.70	0.25	0.46	0.97	94.82

Denser sets of veins and veinlets hosted by shales and quartzites appear to correlate with higher grades. The strike lengths of these mineralized trends have been recognized as continuing along several hundreds of meters at surface.

The Company’s initial drill program, which started this Wednesday and is fully funded by recent warrant exercises, entails 4 holes total 1,000 meters that may be expanded.

The drilling will step out to the east and west of historic drill hole TR001 on Block B. TR001 had returned assay results of 94.2 meters grading 0.39 g/t Au, 21.8 g/t Ag 0.65%Pb, 0.39% Zn , and (0.95 gpt AuEq*), according to Solitario Resources SEC 10K filings in 2008.

District geological mapping and geophysics is also planned, as the host and accessory mineral properties associated with the mineralization at El Triunfo can be detected by geophysical imaging methods such as induced polarization (IP).

Maps of the sample locations are posted at http://www.silverelef.com.

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. Rock chip samples average between 5-7 kg. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation and then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. The ALS Laboratories sample management system meets all the requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures. A geochemical standard control samples are inserted into the sample stream. The laboratory also includes duplicates of samples, standards and blanks for additional QA/QC. Check assays are reviewed prior to the release of data. Assays are also reviewed for their geological context and checked against field descriptions.

About Silver Elephant

Silver Elephant is developing its premier Pulacayo silver project and Triunfo gold-silver project in Bolivia. Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.